SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Bill.com Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

090043100

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☐     Rule 13d-1(c)

☒    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 13 Pages

Exhibit Index Contained on Page 11

CUSIP NO. 090043100	13 G	Page 2 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM IV, L.P. (“DCM IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,928,377 shares, except that DCM Investment Management IV, L.P. (“GP IV”), the general partner of DCM IV, and DCM International IV, Ltd. (“UGP IV”), the general partner of GP IV, may be deemed to have sole power to vote these shares, and K. David Chao (“Chao”), the sole director of UGP IV, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,928,377 shares, except that GP IV, the general partner of DCM IV, and UGP IV, the general partner of GP IV, may be deemed to have sole power to dispose of these shares, and Chao, the sole director of UGP IV, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,928,377
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.4%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 090043100	13 G	Page 3 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Affiliates Fund IV, L.P. (“Aff IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

49,038 shares, except that GP IV, the general partner of Aff IV, and UGP IV, the general partner of GP IV, may be deemed to have sole power to vote these shares, and Chao, the sole director of UGP IV, may be deemed to have sole power to vote these shares.

6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER

49,038 shares, except that GP IV, the general partner of Aff IV, and UGP IV, the general partner of GP IV, may be deemed to have sole power to dispose of these shares, and Chao, the sole director of UGP IV, may be deemed to have sole power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	49,038
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 090043100	13 G	Page 4 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Investment Management IV, L.P. (“GP IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

1,977,415 shares, of which 1,928,377 are directly owned by DCM IV and 49,038 are directly owned by Aff IV. GP IV, the general partner of DCM IV and Aff IV, may be deemed to have sole power to vote these shares, except that UGP IV, the general partner of GP IV, may be deemed to have sole power to vote these shares, and Chao, the sole director of UGP IV, may be deemed to have sole power to vote these shares.

6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,977,415 shares, of which 1,928,377 are directly owned by DCM IV and 49,038 are directly owned by Aff IV. GP IV, the general partner of DCM IV and Aff IV, may be deemed to have sole power to dispose of these shares, except that UGP IV, the general partner of GP IV, may be deemed to have sole power to dispose of these shares, and Chao, the sole director of UGP IV, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,977,415
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.4%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 090043100	13 G	Page 5 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM International IV, Ltd. (“UGP IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

1,977,415 shares, of which 1,928,377 are directly owned by DCM IV and 49,038 are directly owned by Aff IV. UGP IV is the general partner of GP IV, the general partner of each of DCM IV and Aff IV, and may be deemed to have sole voting power with respect to such shares, except GP IV, the general partner of each of DCM IV and Aff IV, may be deemed to have sole power to vote these shares, and Chao, the sole director of UGP IV, may be deemed to have sole power to vote these shares.

6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER

1,977,415 shares, of which 1,928,377 are directly owned by DCM IV and 49,038 are directly owned by Aff IV. UGP IV is the general partner of GP IV, the general partner of each of DCM IV and Aff IV, and may be deemed to have sole power to dispose of such shares, except GP IV, the general partner of each of DCM IV and Aff IV, may be deemed to have sole power to dispose of these shares, and Chao, the sole director of UGP IV, may be deemed to have sole power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,977,415
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.4%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 090043100	13 G	Page 6 of 13

1	NAME OF REPORTING PERSON K. David Chao (“Chao”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japanese Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		1,977,415 shares, of which 1,928,377 are directly owned by DCM IV and 49,038 are directly owned by Aff IV. Chao is a director of UGP IV, the general partner of GP IV, the general partner of each of DCM IV and Aff IV, and may be deemed to have sole power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		1,977,415 shares, of which 1,928,377 are directly owned by DCM IV and 49,038 are directly owned by Aff IV. Chao is a director of UGP IV, the general partner of GP IV, the general partner of each of DCM IV and Aff IV, and may be deemed to have sole power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,977,415
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.4%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 090043100	13 G	Page 7 of 13

ITEM 1(A).	NAME OF ISSUER Bill.com Holdings, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

1810 Embarcadero Road

Palo Alto, CA 94303

ITEM 2(A).

NAME OF PERSONS FILING

This Schedule 13G is filed by DCM IV, L.P., a Cayman Islands exempted limited partnership (“DCM IV”), DCM Affiliates Fund IV, L.P., a Cayman Islands exempted limited partnership (“Aff IV”), DCM Investment Management IV, L.P., a Cayman Islands exempted limited partnership (“GP IV”), and DCM International IV, Ltd., a Cayman Islands limited company (“UGP IV”), and K. David Chao (“Chao”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

GP IV, the general partner of DCM IV, and Aff IV, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by DCM IV and Aff IV. UGP IV, the general partner of GP IV, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by DCM IV and Aff IV. Chao is the sole director of UGP IV and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by DCM IV and Aff IV.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

DCM

2420 Sand Hill Road

Suite 200

Menlo Park, California 94025

ITEM 2(C)	CITIZENSHIP

DCM IV, Aff IV and GP IV are Cayman Islands exempted limited partnerships. UGP IV is a Cayman Islands limited company. Chao is a Japanese citizen.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER Common Stock

CUSIP # 090043100

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 090043100	13 G	Page 8 of 13

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒ Yes

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances, set forth in the limited partnership agreements of DCM IV, Aff IV, and GP IV, and the memorandum and articles of association of UGP IV, the general and limited partners or directors, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a general partner, limited partner, or director.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable

CUSIP NO. 090043100	13 G	Page 9 of 13

ITEM 10.	CERTIFICATION. Not applicable

CUSIP NO. 090043100	13 G	Page 10 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2021

DCM IV, L.P.

By: DCM INVESTMENT MANAGEMENT IV, L.P.
Its General Partner

By: DCM INTERNATIONAL IV, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner
Attorney in Fact

DCM AFFILIATES FUND IV, L.P.

By: DCM INVESTMENT MANAGEMENT IV, L.P.
Its General Partner

By: DCM INTERNATIONAL IV, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner
Attorney in Fact

DCM INVESTMENT MANAGEMENT IV, L.P.

By: DCM INTERNATIONAL IV, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner
Attorney in Fact

DCM INTERNATIONAL IV, LTD.

By:	/s/ Matthew C. Bonner
Matthew C. Bonner
Attorney in Fact

K. David Chao

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney in Fact

CUSIP NO. 090043100	13 G	Page 11 of 13

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	12

Exhibit B: Power of Attorney	13

CUSIP NO. 090043100	13 G	Page 12 of 13

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of the Issuer shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.

CUSIP NO. 090043100	13 G	Page 13 of 13

exhibit B

Power of Attorney

Matthew C. Bonner has signed this Schedule 13G as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.